Third Quarter 2006
Earnings Release & Supplemental Information





The Meadows at Marlborough
Marlborough, Massachusetts



The Heights at Marlborough
Marlborough, Massachusetts



Village at Marshfield
Marshfield, Massachusetts



Gardencrest Apartments
Waltham, Massachusetts



Stone Ends
Stoughton, Massachusetts



850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • homeproperties.com



SUPPLEMENTAL FINANCIAL INFORMATION
THIRD QUARTER 2006
TABLE OF CONTENTS

HOME PROPERTIES OWNED COMMUNITY RESULTS

| THIRD QUARTER 2006 | | | | | | 3Q '06 versus 3Q '05 | | | | |
| | | | | | | % Growth | | | | |
	# of Apts.	Date Acqu.	3Q '06 Rent/Mo.	3Q '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	3Q '06 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,025	92.9%	91.8%	5.2%	6.5%	13.3%		
Canterbury Apartments	618	7/16/1999	$ 883	94.2%	93.8%	6.1%	6.6%	7.7%		
Country Village	344	4/30/1998	$ 852	91.4%	94.9%	5.6%	1.8%	-2.8%		
Falcon Crest	396	7/16/1999	$ 939	90.5%	93.4%	6.3%	3.0%	-3.2%		
Fenland Field	234	8/1/2001	$ 1,076	89.3%	95.7%	4.6%	-2.4%	-11.7%		
Gateway Village	132	7/16/1999	$ 1,223	90.4%	94.2%	6.1%	1.8%	-1.3%		
Mill Towne Village Apts	384	5/31/2001	$ 823	92.2%	96.1%	4.1%	-0.2%	-3.1%		
Morningside Heights	1,050	4/30/1998	$ 835	92.2%	92.9%	2.8%	2.0%	1.7%		
Owings Run	504	7/16/1999	$ 1,102	93.7%	94.6%	8.5%	7.4%	8.2%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,029	92.6%	95.1%	4.2%	1.4%	2.6%		
Selford Townhomes	102	7/16/1999	$ 1,242	93.7%	93.9%	3.4%	3.1%	-2.9%		
Shakespeare Park	84	7/16/1999	$ 828	99.2%	94.6%	2.1%	7.1%	29.0%		
Timbercroft Townhomes	284	7/16/1999	$ 811	98.5%	99.1%	3.8%	3.2%	6.1%		
Village Square Townhomes	370	7/16/1999	$ 1,095	94.7%	96.0%	4.9%	3.5%	5.7%		
Woodholme Manor	177	3/31/2001	$ 792	92.7%	92.9%	7.3%	7.0%	8.6%		
Total Baltimore Region	5,843		$ 948	92.9%	94.0%	5.1%	3.8%	4.2%	14.4%	14.9%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,391	96.2%	95.4%	4.0%	4.9%	3.7%		
Highland House	172	5/31/2006	$ 1,090	94.0%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,370	92.1%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,220	96.3%	95.4%	3.2%	4.3%	8.9%		
The Heights at Marlborough	348	9/7/2006	$ 1,382	92.2%	n/a	n/a	n/a	n/a		
The Meadows at Marlborough	264	9/7/2006	$ 1,471	90.5%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,136	91.4%	92.9%	1.5%	-0.2%	3.1%		
Total Boston Region	2,143		$ 1,278	94.9%	94.9%	3.4%	3.8%	4.7%	5.9%	5.5%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 704	97.3%	97.3%	2.2%	2.1%	0.5%		
Idylwood	720	1/1/1995	$ 686	92.1%	91.9%	0.8%	1.0%	8.9%		
Paradise Lane	324	10/15/1997	$ 698	92.6%	87.8%	-0.7%	4.7%	16.9%		
Raintree Island	504	8/4/1994	$ 723	91.7%	89.9%	0.2%	2.2%	5.9%		
Total Buffalo Region	1,644		$ 701	92.4%	90.8%	0.4%	2.1%	8.8%	2.2%	4.2%
Florida Region										
The Hamptons	668	7/7/2004	$ 997	93.3%	96.3%	13.0%	9.5%	15.0%		
Vinings at Hampton Village	168	7/7/2004	$ 1,080	93.9%	94.8%	11.7%	10.7%	-1.7%		
Total Florida Region	836		1014	93.4%	95.9%	12.73%	9.8%	10.9%	1.7%	2.1%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,191	97.2%	95.1%	-2.2%	-0.1%	1.6%		
Cornwall Park	75	7/17/1996	$ 1,590	94.4%	89.2%	-3.1%	2.5%	2.8%		
Lakeshore Villas	152	7/17/1996	$ 1,057	89.1%	93.6%	0.5%	-4.2%	1.1%		
Patricia	100	7/7/1998	$ 1,384	95.5%	97.0%	2.3%	0.8%	2.0%		
Sherwood Consolidation	224	10/11/2002	$ 1,199	94.5%	96.2%	8.4%	6.5%	19.4%		
Sunset Gardens	217	7/17/1996	$ 930	92.4%	94.7%	1.4%	-1.1%	-1.9%		
Total Hudson Valley Region	908		$ 1,162	93.9%	94.6%	1.9%	1.1%	4.8%	2.5%	2.3%
Illinois Region										
Blackhawk	371	10/20/2000	$ 851	93.9%	93.5%	4.2%	4.6%	10.0%		
Courtyards Village	224	8/29/2001	$ 774	95.5%	96.0%	3.3%	2.8%	14.6%		
Cypress Place	192	12/27/2000	$ 912	93.1%	93.1%	3.4%	3.4%	5.4%		
The Colony	783	9/1/1999	$ 821	94.3%	95.0%	1.9%	1.2%	-3.2%		
The New Colonies	672	6/23/1998	$ 705	91.3%	92.5%	1.4%	0.1%	-6.2%		
Total Illinois Region	2,242		$ 794	93.4%	94.0%	2.5%	1.9%	0.3%	3.6%	5.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,189	94.8%	96.8%	3.3%	1.1%	5.3%		
Cambridge Village	82	3/1/2002	$ 1,546	96.4%	98.7%	5.1%	2.6%	5.9%		
Coventry Village	94	7/31/1998	$ 1,367	93.0%	94.6%	2.2%	0.5%	-5.5%		
Devonshire Hills	297	7/16/2001	$ 1,740	96.2%	97.3%	4.0%	2.9%	6.8%		
East Winds	96	11/1/2000	$ 1,152	95.0%	92.3%	2.4%	5.3%	7.8%		
Hawthorne Court	434	4/4/2002	$ 1,362	92.3%	94.0%	1.6%	-0.2%	-6.0%		
Heritage Square	80	4/4/2002	$ 1,538	97.4%	98.2%	5.2%	4.2%	-1.7%		
Holiday Square	144	5/31/2002	$ 1,094	95.8%	96.9%	5.5%	4.3%	5.0%		
Lake Grove Apartments	368	2/3/1997	$ 1,397	93.9%	93.1%	1.6%	2.4%	0.5%		
Maple Tree	84	11/1/2000	$ 1,149	95.1%	94.0%	0.9%	2.0%	6.1%		
Mid- Island Estates	232	7/1/1997	$ 1,261	92.4%	95.4%	2.5%	-0.8%	0.7%		
Rider Terrace	24	11/1/2000	$ 1,259	84.5%	94.4%	1.9%	-8.8%	-21.4%		
Sayville Commons	342	7/15/2005	$ 1,401	99.1%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,570	93.3%	94.5%	4.2%	2.8%	13.5%		
Southern Meadows	452	6/29/2001	$ 1,358	95.5%	96.9%	2.5%	1.1%	-4.2%		
Stratford Greens	359	3/1/2002	$ 1,397	95.7%	96.5%	0.1%	-0.7%	-3.6%		
Terry Apartments	65	11/1/2000	$ 1,155	92.3%	92.5%	4.3%	4.2%	17.7%		
Westwood Village Apts	242	3/1/2002	$ 2,159	95.9%	94.0%	2.6%	4.6%	9.0%		
Woodmont Village Apts	96	3/1/2002	$ 1,285	94.1%	93.8%	3.3%	3.6%	-5.2%		
Yorkshire Village Apts	40	3/1/2002	$ 1,553	95.8%	95.3%	3.7%	4.3%	13.8%		
Total Long Island Region	3,752		$ 1,426	95.1%	95.4%	2.5%	1.8%	1.1%	13.5%	9.5%

HOME PROPERTIES OWNED COMMUNITY RESULTS

THIRD QUARTER 2006						3Q '06 versus 3Q '05				
						% Growth				
	# of	Date	3Q '06	3Q '06	Year Ago	Rental	Rental	NOI	3Q '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Maine Region										
Liberty Commons	120	8/1/2005	$ 965	92.0%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 762	95.0%	96.7%	1.1%	-0.6%	-3.2%		
Redbank Village	500	7/7/1998	$ 814	93.3%	93.4%	2.1%	1.9%	-2.6%		
Total Maine Region	715		$ 832	93.3%	93.9%	1.9%	1.5%	-2.7%	1.5%	1.8%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 866	94.8%	95.4%	10.9%	10.3%	27.6%		
Chatham Hill Apartments	308	1/30/2004	$ 1,581	96.0%	91.8%	3.5%	8.3%	22.4%		
East Hill Gardens	33	7/7/1998	$ 1,449	96.1%	90.3%	3.8%	10.5%	10.6%		
Hackensack Gardens	198	3/1/2005	$ 878	96.4%	98.1%	10.7%	8.8%	9.4%		
Lakeview	106	7/7/1998	$ 1,255	97.5%	98.7%	4.4%	3.1%	-2.7%		
Northwood Apartments	134	1/30/2004	$ 1,205	92.5%	97.8%	4.9%	-0.8%	5.3%		
Oak Manor	77	7/7/1998	$ 1,723	96.3%	97.2%	1.5%	0.5%	5.3%		
Pleasant View	1,142	7/7/1998	$ 1,069	93.0%	92.4%	4.3%	5.0%	5.4%		
Pleasure Bay	270	7/7/1998	$ 1,062	95.4%	98.5%	5.2%	2.0%	0.2%		
Regency Club	372	9/24/2004	$ 1,112	94.8%	93.5%	2.4%	3.9%	1.3%		
Royal Gardens Apartments	550	5/28/1997	$ 1,140	91.8%	93.2%	4.5%	2.9%	4.2%		
Wayne Village	275	7/7/1998	$ 1,296	96.8%	96.2%	5.4%	6.0%	11.1%		
Windsor Realty	67	7/7/1998	$ 1,145	94.9%	96.2%	3.1%	1.7%	3.3%		
Total New Jersey Region	3,680		$ 1,154	94.3%	94.2%	4.5%	4.7%	7.1%	11.0%	9.3%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 835	96.6%	97.0%	0.9%	0.5%	6.3%		
Castle Club	158	3/15/2000	$ 939	90.9%	95.6%	2.8%	-2.3%	-9.2%		
Chesterfield	247	9/23/1997	$ 909	95.1%	95.7%	4.3%	3.7%	4.0%		
Curren Terrace	318	9/23/1997	$ 912	94.3%	91.4%	-0.2%	3.0%	24.4%		
Executive House	100	9/23/1997	$ 940	89.4%	91.8%	1.2%	-1.4%	1.5%		
Glen Brook	174	7/28/1999	$ 815	91.3%	90.8%	5.2%	5.8%	-6.0%		
Glen Manor	174	9/23/1997	$ 763	90.8%	89.1%	-0.1%	1.8%	12.0%		
Golf Club	399	3/15/2000	$ 1,015	91.5%	90.6%	-0.3%	0.8%	3.6%		
Hill Brook Place	274	7/28/1999	$ 874	93.6%	96.8%	2.0%	-1.3%	-1.3%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,063	91.1%	94.1%	1.7%	-1.5%	-8.6%		
Home Properties of Devon	631	3/15/2000	$ 1,100	92.5%	92.9%	4.5%	4.0%	5.6%		
Home Properties of Newark	432	7/16/1999	$ 853	92.9%	93.4%	1.9%	1.3%	-9.1%		
New Orleans Park	442	7/28/1999	$ 820	96.0%	91.5%	2.7%	7.8%	19.3%		
Racquet Club	466	7/7/1998	$ 1,027	94.6%	97.6%	2.1%	-0.9%	-1.1%		
Racquet Club South	103	5/27/1999	$ 883	96.0%	98.4%	2.5%	0.0%	-3.8%		
Ridley Brook	244	7/28/1999	$ 888	94.8%	92.1%	4.9%	7.9%	19.4%		
Sherry Lake	298	7/23/1998	$ 1,171	92.5%	93.1%	2.7%	2.0%	8.0%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,018	98.1%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 965	96.3%	95.9%	-0.3%	0.1%	-2.9%		
Trexler Park	249	3/15/2000	$ 1,047	90.8%	93.5%	1.2%	-1.8%	2.1%		
Trexler Park West	48	6/23/2006	$ 884	53.4%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 834	89.6%	92.0%	2.6%	-0.1%	5.2%		
Village Square	128	9/23/1997	$ 912	94.9%	95.1%	0.3%	0.1%	-3.3%		
William Henry	363	3/15/2000	$ 1,101	87.5%	93.7%	-0.3%	-6.8%	-11.7%		
Total Philadelphia Region	6,431		$ 963	92.7%	93.7%	1.9%	1.0%	1.9%	15.2%	16.4%
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,027	93.6%	93.4%	-1.2%	-1.0%	3.8%		
1600 Elmwood	210	8/4/1994	$ 939	93.9%	89.4%	0.0%	5.0%	16.5%		
Brook Hill	192	8/4/1994	$ 876	96.0%	95.2%	3.9%	4.7%	15.1%		
Newcastle Apartments	197	8/4/1994	$ 753	96.6%	93.5%	-0.8%	2.5%	9.9%		
Perinton Manor	224	8/4/1994	$ 820	94.1%	93.4%	-0.5%	0.3%	11.2%		
Riverton Knolls	240	8/4/1994	$ 881	91.4%	92.5%	5.1%	3.8%	17.6%		
Spanish Gardens	220	8/4/1994	$ 698	95.6%	93.0%	2.1%	5.0%	24.6%		
The Meadows	113	8/4/1994	$ 768	94.6%	89.3%	0.1%	6.0%	20.1%		
Woodgate	120	6/30/1997	$ 791	93.2%	86.7%	-4.4%	2.7%	45.4%		
Total Rochester Region	1,680		$ 841	94.2%	92.2%	0.8%	3.0%	15.6%	3.0%	4.3%

HOME PROPERTIES OWNED COMMUNITY RESULTS

| THIRD QUARTER 2006 | | | | | | 3Q '06 versus 3Q '05 | | | | |
| | | | | | | % Growth | | | | |
	# of Apts.	Date Acqu.	3Q '06 Rent/Mo.	3Q '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	3Q '06 % NOI w/ G&A	% #Units
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 1,011	88.7%	88.5%	0.7%	0.9%	3.7%		
Harborside Manor	281	9/30/1994	$ 687	94.3%	92.0%	-1.9%	0.6%	9.9%		
Pearl Street	60	5/17/1995	$ 635	92.9%	92.4%	1.9%	2.4%	2.7%		
Village Green (inclu Fairways)	448	12/19/1994	$ 715	91.0%	91.4%	0.3%	-0.2%	0.3%		
Westminster Place	240	1/1/1996	$ 690	94.3%	91.9%	-0.1%	2.6%	29.0%		
Total Syracuse Region	1,243		$ 751	91.8%	91.0%	-0.1%	0.8%	7.7%	1.9%	3.2%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,194	97.7%	94.1%	-0.3%	3.5%	9.7%		
Brittany Place	591	8/22/2002	$ 1,071	92.2%	91.7%	2.5%	2.9%	6.9%		
Cider Mill	864	9/27/2002	$ 1,065	93.1%	93.6%	3.2%	2.6%	0.6%		
Cinnamon Run	511	12/28/2005	$ 1,124	95.2%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,273	94.2%	95.9%	2.3%	0.5%	5.4%		
Elmwood Terrace	504	6/30/2000	$ 853	94.7%	92.8%	2.4%	4.5%	3.0%		
Falkland Chase	450	9/10/2003	$ 1,226	95.9%	92.2%	4.3%	8.4%	9.8%		
Orleans Village	851	11/16/2000	$ 1,270	92.0%	95.4%	5.7%	2.0%	-2.7%		
Park Shirlington	294	3/16/1998	$ 1,187	97.4%	95.4%	2.0%	4.2%	9.4%		
Peppertree Farm	881	12/28/2005	$ 1,105	88.1%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,191	93.5%	95.8%	1.9%	-0.6%	-6.8%		
Seminary Towers	539	7/1/1999	$ 1,208	95.8%	93.3%	1.2%	3.8%	11.2%		
Tamarron Apartments	132	7/16/1999	$ 1,344	97.2%	95.5%	6.8%	8.7%	10.3%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,216	96.1%	96.4%	5.2%	4.9%	3.8%		
The Manor - MD	435	8/31/2001	$ 1,125	92.9%	94.2%	0.7%	-0.8%	3.6%		
The Manor - VA	198	2/19/1999	$ 983	95.1%	92.7%	-1.9%	0.7%	0.9%		
The Sycamores	185	12/16/2002	$ 1,301	95.9%	96.2%	7.5%	7.1%	9.8%		
Virginia Village	344	5/31/2001	$ 1,216	94.6%	94.8%	0.3%	0.1%	0.0%		
West Springfield	244	11/18/2002	$ 1,358	94.6%	95.4%	6.1%	5.2%	6.7%		
Woodleaf Apartments	228	3/19/2004	$ 1,063	93.3%	92.4%	6.0%	7.0%	20.9%		
Total Washington DC Region	8,192		$ 1,147	93.7%	94.1%	3.1%	3.2%	4.5%	23.6%	20.8%
TOTAL OWNED PORTFOLIO	39,309		$ 1,047	93.7%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	31,253		$ 1,081	93.8%	94.3%	3.4%	2.8%	4.0%		
HELD FOR SALE/UPSTATE	4,567		$ 767	93.0%	91.4%	0.5%	2.3%	8.5%		
TOTAL SAME STORE	35,820		$ 1,041	93.7%	94.0%	3.1%	2.8%	4.3%		

HOME PROPERTIES OWNED COMMUNITY RESULTS

September YTD						YTD '06 versus YTD '05 % Growth				
	# of Apts.	Date Acqu.	YTD '06 Rent/Mo.	YTD '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '06 NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 995	93.1%	91.7%	0.6%	2.2%	4.3%		
Canterbury Apartments	618	7/16/1999	$ 862	94.9%	93.3%	4.3%	6.1%	8.6%		
Country Village	344	4/30/1998	$ 835	93.3%	92.8%	4.6%	5.1%	10.7%		
Falcon Crest	396	7/16/1999	$ 922	90.5%	90.1%	5.0%	5.5%	9.7%		
Fenland Field	234	8/1/2001	$ 1,051	93.2%	94.0%	2.9%	1.9%	-0.7%		
Gateway Village	132	7/16/1999	$ 1,200	90.7%	92.1%	5.6%	3.9%	6.3%		
Mill Towne Village Apts	384	5/31/2001	$ 814	93.6%	94.6%	3.9%	2.8%	6.1%		
Morningside Heights	1,050	4/30/1998	$ 827	93.6%	93.7%	2.9%	2.8%	5.6%		
Owings Run	504	7/16/1999	$ 1,069	93.9%	94.3%	6.9%	6.4%	11.5%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,005	94.5%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,224	93.3%	93.3%	3.5%	3.6%	1.6%		
Shakespeare Park	84	7/16/1999	$ 821	97.9%	96.1%	1.4%	3.3%	13.0%		
Timbercroft Townhomes	284	7/16/1999	$ 795	99.1%	98.7%	5.5%	5.9%	11.6%		
Village Square Townhomes	370	7/16/1999	$ 1,080	95.6%	95.5%	5.3%	5.4%	7.9%		
Woodholme Manor	177	3/31/2001	$ 780	93.2%	91.5%	8.1%	10.1%	20.5%		
Total Baltimore Region	5,843		$ 929	93.8%	93.4%	3.8%	4.2%	7.3%	14.9%	14.9%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,373	96.3%	94.8%	4.2%	5.8%	4.9%		
Highland House	172	5/31/2006	$ 1,109	93.8%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,341	91.6%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,207	96.2%	95.1%	3.1%	4.4%	9.7%		
The Heights at Marlborough	348	9/7/2006	$ 1,382	92.2%	n/a	n/a	n/a	n/a		
The Meadows at Marlborough	264	9/7/2006	$ 1,471	90.5%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,125	93.6%	93.6%	2.8%	2.8%	18.5%		
Total Boston Region	2,143		$ 1,281	95.8%	94.6%	3.7%	4.9%	8.5%	4.7%	5.5%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 696	97.1%	96.3%	1.8%	2.6%	-2.0%		
Idylwood	720	1/1/1995	$ 681	92.1%	92.8%	0.7%	0.0%	2.6%		
Paradise Lane	324	10/15/1997	$ 697	88.8%	90.2%	-0.8%	-2.3%	-9.2%		
Raintree Island	504	8/4/1994	$ 719	91.0%	89.3%	-1.2%	0.7%	-2.7%		
Total Buffalo Region	1,644		$ 697	91.4%	91.4%	-0.1%	-0.1%	-1.4%	2.1%	4.2%
Florida Region										
The Hamptons	668	7/7/2004	$ 967	94.5%	96.1%	11.4%	9.5%	14.8%		
Vinings at Hampton Village	168	7/7/2004	$ 1,043	94.9%	94.4%	10.2%	10.9%	15.1%		
Total Florida Region	836		$ 982	94.6%	95.8%	11.1%	9.8%	14.8%	1.8%	2.1%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,196	94.4%	92.9%	-1.3%	0.3%	-1.9%		
Cornwall Park	75	7/17/1996	$ 1,592	93.2%	88.1%	-2.3%	3.3%	3.3%		
Lakeshore Villas	152	7/17/1996	$ 1,062	90.6%	93.4%	1.9%	-1.2%	2.6%		
Patricia	100	7/7/1998	$ 1,372	93.8%	96.2%	2.5%	0.0%	-2.1%		
Sherwood Consolidation	224	10/11/2002	$ 1,179	95.8%	96.8%	9.5%	8.4%	23.9%		
Sunset Gardens	217	7/17/1996	$ 928	94.5%	94.7%	2.2%	2.0%	-2.8%		
Total Hudson Valley Region	908		$ 1,157	94.0%	94.1%	2.8%	2.7%	4.4%	2.3%	2.3%
Illinois Region										
Blackhawk	371	10/20/2000	$ 843	91.9%	91.0%	2.0%	3.1%	10.5%		
Courtyards Village	224	8/29/2001	$ 769	96.0%	94.4%	2.5%	4.2%	17.0%		
Cypress Place	192	12/27/2000	$ 903	94.8%	93.0%	1.6%	3.6%	8.3%		
The Colony	783	9/1/1999	$ 812	95.2%	92.7%	0.1%	2.8%	5.9%		
The New Colonies	672	6/23/1998	$ 701	92.6%	91.3%	0.2%	1.6%	5.1%		
Total Illinois Region	2,242		$ 787	94.0%	92.2%	0.9%	2.7%	7.5%	3.8%	5.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,180	95.1%	95.9%	3.2%	2.4%	7.1%		
Cambridge Village	82	3/1/2002	$ 1,531	95.8%	97.9%	6.4%	4.1%	12.2%		
Coventry Village	94	7/31/1998	$ 1,359	94.5%	95.8%	2.0%	0.6%	-2.6%		
Devonshire Hills	297	7/16/2001	$ 1,717	95.3%	96.5%	3.7%	2.3%	5.2%		
East Winds	96	11/1/2000	$ 1,142	95.9%	93.3%	2.6%	5.4%	13.8%		
Hawthorne Court	434	4/4/2002	$ 1,362	93.0%	94.4%	2.9%	1.4%	3.1%		
Heritage Square	80	4/4/2002	$ 1,519	97.8%	98.3%	6.7%	6.1%	3.2%		
Holiday Square	144	5/31/2002	$ 1,083	95.6%	94.7%	5.0%	6.0%	16.8%		
Lake Grove Apartments	368	2/3/1997	$ 1,391	94.2%	92.9%	1.9%	3.4%	4.2%		
Maple Tree	84	11/1/2000	$ 1,151	94.7%	92.8%	1.5%	3.6%	12.4%		
Mid- Island Estates	232	7/1/1997	$ 1,251	92.3%	95.0%	2.4%	-0.6%	2.4%		
Rider Terrace	24	11/1/2000	$ 1,246	91.5%	92.2%	1.9%	1.1%	6.8%		
Sayville Commons	342	7/15/2005	$ 1,383	98.6%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,539	91.3%	93.2%	1.3%	-0.7%	11.4%		
Southern Meadows	452	6/29/2001	$ 1,353	95.6%	95.6%	2.5%	2.6%	-0.1%		
Stratford Greens	359	3/1/2002	$ 1,403	95.2%	95.9%	1.9%	1.1%	-0.1%		
Terry Apartments	65	11/1/2000	$ 1,146	96.5%	96.3%	4.0%	4.2%	16.5%		
Westwood Village Apts	242	3/1/2002	$ 2,147	95.3%	94.5%	3.4%	4.2%	13.1%		
Woodmont Village Apts	96	3/1/2002	$ 1,277	95.2%	94.5%	3.5%	4.2%	4.8%		
Yorkshire Village Apts	40	3/1/2002	$ 1,551	96.5%	96.6%	5.4%	5.4%	9.3%		
Total Long Island Region	3,752		$ 1,418	95.1%	95.1%	3.0%	2.6%	5.1%	13.9%	9.5%

HOME PROPERTIES OWNED COMMUNITY RESULTS

September YTD						YTD '06 versus YTD '05 % Growth				
	# of Apts.	Date Acqu.	YTD '06 Rent/Mo.	YTD '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '06 NOI w/ G&A	% #Units
Maine Region										
Liberty Commons	120	8/1/2005	$ 614	95.1%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 755	94.4%	96.4%	1.4%	-0.7%	-3.0%		
Redbank Village	500	7/7/1998	$ 804	93.2%	92.5%	1.6%	2.3%	1.5%		
Total Maine Region	715		$ 766	93.6%	93.1%	1.5%	1.8%	0.9%	1.5%	1.8%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 842	96.4%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,569	95.8%	94.0%	5.5%	7.5%	32.7%		
East Hill Gardens	33	7/7/1998	$ 1,431	98.3%	96.1%	3.9%	6.4%	9.5%		
Hackensack Gardens	198	3/1/2005	$ 858	97.9%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,239	97.8%	95.6%	4.1%	6.6%	3.2%		
Northwood Apartments	134	1/30/2004	$ 1,184	94.0%	96.3%	4.5%	2.1%	11.2%		
Oak Manor	77	7/7/1998	$ 1,708	97.6%	96.9%	2.0%	2.7%	5.6%		
Pleasant View	1,142	7/7/1998	$ 1,052	94.5%	92.6%	3.2%	5.3%	5.4%		
Pleasure Bay	270	7/7/1998	$ 1,051	94.6%	96.5%	5.9%	3.9%	5.6%		
Regency Club	372	9/24/2004	$ 1,102	92.8%	95.3%	3.2%	0.6%	-2.0%		
Royal Gardens Apartments	550	5/28/1997	$ 1,119	94.3%	92.1%	3.6%	6.1%	6.5%		
Wayne Village	275	7/7/1998	$ 1,273	97.3%	95.3%	5.3%	7.5%	8.2%		
Windsor Realty	67	7/7/1998	$ 1,134	94.9%	94.3%	3.6%	4.2%	5.2%		
Total New Jersey Region	3,680		$ 1,137	95.1%	94.0%	4.0%	5.1%	8.6%	10.7%	9.3%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 829	93.9%	94.7%	0.3%	-0.5%	10.5%		
Castle Club	158	3/15/2000	$ 929	92.7%	94.3%	3.0%	1.3%	2.6%		
Chesterfield	247	9/23/1997	$ 898	95.6%	96.0%	3.3%	2.9%	8.0%		
Curren Terrace	318	9/23/1997	$ 907	93.3%	93.8%	-0.1%	-0.6%	5.9%		
Executive House	100	9/23/1997	$ 946	90.2%	94.6%	2.7%	-2.1%	-5.8%		
Glen Brook	174	7/28/1999	$ 812	91.5%	91.8%	6.6%	6.3%	8.9%		
Glen Manor	174	9/23/1997	$ 761	90.7%	92.4%	0.2%	-1.6%	3.4%		
Golf Club	399	3/15/2000	$ 1,008	92.2%	91.3%	0.1%	1.1%	7.9%		
Hill Brook Place	274	7/28/1999	$ 871	94.2%	95.7%	3.1%	1.4%	5.5%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,050	91.8%	92.3%	1.4%	0.8%	3.7%		
Home Properties of Devon	631	3/15/2000	$ 1,089	92.7%	88.7%	3.2%	7.9%	16.9%		
Home Properties of Newark	432	7/16/1999	$ 854	93.6%	95.0%	4.2%	2.7%	-2.4%		
New Orleans Park	442	7/28/1999	$ 813	95.4%	92.8%	2.8%	5.7%	14.0%		
Racquet Club	466	7/7/1998	$ 1,021	93.9%	96.7%	2.4%	-0.5%	-1.2%		
Racquet Club South	103	5/27/1999	$ 877	94.7%	96.9%	2.8%	0.5%	3.5%		
Ridley Brook	244	7/28/1999	$ 874	96.0%	93.7%	4.4%	7.0%	16.6%		
Sherry Lake	298	7/23/1998	$ 1,159	93.3%	93.9%	2.8%	2.1%	8.7%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,007	97.3%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 964	94.3%	95.4%	0.7%	-0.4%	2.8%		
Trexler Park	249	3/15/2000	$ 1,051	89.1%	92.9%	2.6%	-1.6%	0.8%		
Trexler Park West	48	6/23/2006	$ 818	52.2%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 831	89.5%	91.0%	3.4%	1.7%	4.4%		
Village Square	128	9/23/1997	$ 907	93.9%	96.0%	0.1%	-2.2%	2.0%		
William Henry	363	3/15/2000	$ 1,103	90.5%	92.5%	0.8%	-1.4%	-3.6%		
Total Philadelphia Region	6,431		$ 958	93.1%	93.3%	2.2%	1.8%	5.5%	15.1%	16.4%
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,024	92.4%	90.6%	-1.6%	0.3%	7.2%		
1600 Elmwood	210	8/4/1994	$ 926	94.7%	92.8%	-0.5%	1.6%	0.7%		
Brook Hill	192	8/4/1994	$ 861	93.9%	91.4%	0.4%	3.1%	6.0%		
Newcastle Apartments	197	8/4/1994	$ 750	94.2%	92.9%	-1.9%	-0.6%	0.5%		
Perinton Manor	224	8/4/1994	$ 814	94.7%	93.8%	-0.9%	0.1%	11.1%		
Riverton Knolls	240	8/4/1994	$ 862	91.5%	92.0%	3.0%	2.4%	8.7%		
Spanish Gardens	220	8/4/1994	$ 683	94.5%	90.7%	-1.7%	2.4%	15.6%		
The Meadows	113	8/4/1994	$ 762	93.2%	95.1%	-0.8%	-2.8%	-9.1%		
Woodgate	120	6/30/1997	$ 789	92.7%	91.9%	-4.8%	-4.1%	6.4%		
Total Rochester Region	1,680		$ 831	93.6%	92.2%	-0.7%	0.7%	5.8%	2.9%	4.3%

HOME PROPERTIES OWNED COMMUNITY RESULTS

September YTD						YTD '06 versus YTD '05				
						% Growth				
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 1,005	88.2%	86.3%	1.1%	3.4%	8.2%		
Harborside Manor	281	9/30/1994	$ 688	93.1%	94.6%	-0.6%	-2.2%	-6.7%		
Pearl Street	60	5/17/1995	$ 629	92.4%	93.0%	2.5%	1.9%	-2.8%		
Village Green (inclu Fairways)	448	12/19/1994	$ 711	89.7%	89.9%	0.5%	0.2%	-3.7%		
Westminster Place	240	1/1/1996	$ 686	93.6%	92.1%	0.5%	2.2%	16.3%		
Total Syracuse Region	1,243		$ 748	90.9%	90.6%	0.5%	0.8%	1.7%	1.8%	3.2%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,199	96.4%	93.8%	1.7%	4.5%	8.2%		
Brittany Place	591	8/22/2002	$ 1,065	93.1%	90.9%	1.1%	3.5%	15.6%		
Cider Mill	864	9/27/2002	$ 1,053	94.2%	93.4%	2.2%	3.1%	4.4%		
Cinnamon Run	511	12/28/2005	$ 1,114	94.6%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,252	95.5%	96.2%	2.1%	1.3%	5.2%		
Elmwood Terrace	504	6/30/2000	$ 844	92.6%	89.6%	1.6%	5.0%	12.1%		
Falkland Chase	450	9/10/2003	$ 1,208	95.3%	92.1%	4.6%	8.2%	6.4%		
Orleans Village	851	11/16/2000	$ 1,248	94.0%	93.3%	5.4%	6.2%	8.5%		
Park Shirlington	294	3/16/1998	$ 1,183	95.9%	92.9%	2.3%	5.7%	7.1%		
Peppertree Farm	881	12/28/2005	$ 1,095	86.7%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,183	94.0%	92.5%	1.1%	2.8%	0.8%		
Seminary Towers	539	7/1/1999	$ 1,207	94.7%	92.9%	2.2%	4.1%	10.7%		
Tamarron Apartments	132	7/16/1999	$ 1,313	95.9%	94.9%	6.7%	7.7%	11.1%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,192	97.3%	95.9%	2.1%	3.5%	5.6%		
The Manor - MD	435	8/31/2001	$ 1,122	92.6%	92.3%	0.8%	1.1%	7.4%		
The Manor - VA	198	2/19/1999	$ 983	94.9%	93.6%	1.4%	2.9%	6.4%		
The Sycamores	185	12/16/2002	$ 1,270	96.7%	96.2%	6.8%	7.3%	15.6%		
Virginia Village	344	5/31/2001	$ 1,209	95.3%	95.7%	0.5%	0.1%	-0.1%		
West Springfield	244	11/18/2002	$ 1,329	94.7%	96.7%	6.2%	4.0%	7.0%		
Woodleaf Apartments	228	3/19/2004	$ 1,039	93.1%	92.7%	4.6%	5.1%	15.5%		
Total Washington DC Region	8,192		$ 1,135	93.7%	93.2%	2.9%	4.2%	7.9%	24.5%	20.8%
TOTAL OWNED PORTFOLIO	39,309		$ 1,033	93.9%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	31,253		$ 1,069	94.2%	93.7%	3.1%	3.7%	7.1%		
HELD FOR SALE/UPSTATE	4,567		$ 760	92.1%	91.5%	-0.2%	0.5%	1.5%		
TOTAL SAME STORE	35,820		$ 1,029	94.0%	93.5%	2.8%	3.4%	6.7%		

Economic Occupancy Comparison By Regions - Core/Held For Sale Properties

Sequential Comparison

Region	% Units	3Q '06	2Q '06	Variance
New Jersey, Long Island, Hudson Valley	21.4%	94.4%	95.2%	-0.8%
Washington	19.0%	94.3%	94.7%	-0.4%
Philadelphia	17.4%	92.9%	93.2%	-0.3%
Baltimore	15.7%	92.9%	94.3%	-1.4%
Misc.	7.5%	94.3%	95.4%	-1.1%
Chicago	6.3%	93.4%	94.2%	-0.8%
Total Core	87.3%	93.8%	94.5%	-0.7%
Held For Sale/Upstate	12.7%	93.0%	91.1%	1.9%
Total Same Store	100.0%	93.7%	94.2%	-0.5%

Year over Year Comparison

Region	% Units	3Q '06	3Q '05	Variance
New Jersey, Long Island, Hudson Valley	21.4%	94.4%	94.7%	-0.3%
Washington	19.0%	94.3%	94.1%	0.2%
Philadelphia	17.4%	92.9%	93.7%	-0.8%
Baltimore	15.7%	92.9%	94.0%	-1.1%
Misc.	7.5%	94.3%	95.0%	-0.7%
Chicago	6.3%	93.4%	94.0%	-0.6%
Total Core	87.3%	93.8%	94.3%	-0.5%
Held For Sale/Upstate	12.7%	93.0%	91.4%	1.6%
Total Same Store	100.0%	93.7%	94.0%	-0.3%

September vs Quarter Comparison

Region	% Units	Sep '06	3Q '06	Variance
New Jersey, Long Island, Hudson Valley	21.4%	94.1%	94.4%	-0.3%
Washington	19.0%	94.1%	94.3%	-0.2%
Philadelphia	17.4%	93.2%	92.9%	0.3%
Baltimore	15.7%	92.9%	92.9%	0.0%
Misc.	7.5%	94.8%	94.3%	0.5%
Chicago	6.3%	93.0%	93.4%	-0.4%
Total Core	87.3%	93.7%	93.8%	-0.1%
Held For Sale/Upstate	12.7%	94.2%	93.0%	1.2%
Total Same Store	100.0%	93.8%	93.7%	0.1%

Net Operating Results - Core/Held For Sale Properties

Sequential Results
Third Quarter 2006 Versus Second Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	21.4%	0.5%	3.4%	-1.1%
Washington	19.0%	1.0%	7.8%	-2.8%
Philadelphia	17.4%	0.8%	3.3%	-0.7%
Baltimore	15.7%	1.2%	8.7%	-2.2%
Misc.	7.5%	1.7%	4.4%	0.1%
Chicago	6.3%	0.3%	2.0%	-1.2%
Total Core	87.3%	0.9%	5.1%	-1.5%
Held For Sale/Upstate	12.7%	3.1%	1.6%	4.7%
Total Same Store	100.0%	1.1%	4.6%	-1.1%

Year Over Year Results
Third Quarter 2006 Versus Third Quarter 2005

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	21.4%	3.4%	2.9%	3.7%
Washington	19.0%	4.1%	3.3%	4.7%
Philadelphia	17.4%	3.8%	5.7%	2.3%
Baltimore	15.7%	5.0%	5.3%	4.8%
Misc.	7.5%	6.0%	6.1%	5.8%
Chicago	6.3%	2.2%	2.7%	1.7%
Total Core	87.3%	4.0%	4.1%	4.0%
Held For Sale/Upstate	12.7%	3.9%	0.4%	8.5%
Total Same Store	100.0%	4.0%	3.6%	4.3%

Resident Statistics

Top Six Reasons for Moveouts

	3Q '06	2Q '06	1Q '06	4Q '05	3Q '05	2Q '05	1Q '05	Year '05	Year '04	Year '03
Home purchase	**19.10%**	**18.70%**	**17.60%**	19.00%	20.80%	19.40%	18.50%	19.40%	19.50%	19.60%
Employment related	**15.70%**	**15.70%**	**16.40%**	16.30%	15.30%	15.80%	15.10%	15.60%	15.50%	14.90%
Location convenience/ apartment size	**13.60%**	**11.70%**	**11.50%**	11.50%	14.60%	13.00%	11.90%	12.80%	12.30%	12.20%
Eviction/skip	**12.60%**	**12.30%**	**14.70%**	15.00%	11.20%	10.80%	15.30%	13.10%	12.30%	12.60%
Domestic Situation	**10.60%**	**9.50%**	**7.10%**	7.50%	10.00%	9.40%	5.50%	8.10%	8.00%	8.40%
Transfer w/in HP	**7.80%**	**8.20%**	**8.80%**	8.80%	8.00%	8.30%	11.10%	9.10%	9.50%	9.00%

Traffic   **Turnover**

	Traffic 3Q '06 To 3Q '05	Traffic Year '06 To Year '05	Signed Leases 3Q '06 To 3Q '05	Signed Leases Year '06 To Year '05	3Q '06	3Q '05	Year '06	Year '05
Region								
Baltimore	1%	-6%	-8%	-11%	13%	12%	32%	33%
Chicago	6%	1%	-3%	-7%	16%	15%	40%	42%
Florida	15%	27%	10%	-10%	13%	12%	35%	34%
Hudson Valley	-5%	-13%	21%	7%	14%	14%	34%	35%
Long Island	-5%	-11%	12%	-1%	11%	11%	30%	30%
New Jersey	1%	-2%	-1%	-3%	11%	10%	28%	28%
Philadelphia	16%	9%	15%	7%	15%	15%	35%	35%
Washington	-5%	-1%	-11%	-9%	12%	14%	32%	35%
Total Core	2%	-1%	0%	-5%	13%	13%	32%	34%
Held For Sale/Upstate	13%	7%	8%	7%	15%	16%	43%	41%
Total Same Store	3%	0%	2%	-3%	13%	13%	34%	35%

Bad Debts as % of Rents - Core Portfolio

3Q '06	3Q '05	Year '06	Year '05
0.88%	0.62%	0.72%	0.56%

Core Properties Net Operating Income Detail
  (Excludes Upstate)

	3Q '06 Actual	3Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Rent	95,042	92,413	2,629	2.8%	283,207	273,161	10,046	3.7%
Utility Recovery	2,035	1,277	758	59.4%	5,496	1,556	3,940	253.2%
Rent Including Recoveries	97,077	93,690	3,387	3.6%	288,703	274,717	13,986	5.1%
Other Income	4,796	4,229	567	13.4%	13,371	11,780	1,591	13.5%
Total Income	101,873	97,919	3,954	4.0%	302,074	286,497	15,577	5.4%
Operating & Maintenance	(41,355)	(39,716)	(1,639)	-4.1%	(127,884)	(123,901)	(3,983)	-3.2%
Net Core NOI	60,518	58,203	2,315	4.0%	174,190	162,596	11,594	7.1%
Occupancy %	93.8%	94.3%	-0.5%		94.2%	93.7%	0.5%	
Weighted Avg Rent	$ 1,081	$ 1,046	$ 35	3.4%	$ 1,069	$ 1,036	$ 33	3.1%

Core Properties Operating Expense Detail
  (Excludes Upstate)

	3Q '06 Actual	3Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Electricity	2,152	1,910	(242)	-12.7%	5,371	4,888	(483)	-9.9%
Gas	1,698	1,593	(105)	-6.6%	14,094	12,306	(1,788)	-14.5%
Water & Sewer	2,934	2,809	(125)	-4.4%	8,401	7,927	(474)	-6.0%
Repairs & Maintenance	7,671	7,126	(545)	-7.6%	19,342	18,529	(813)	-4.4%
Personnel Expense	8,731	8,239	(492)	-6.0%	25,814	26,390	576	2.2%
Site Level Incentive Compensation	529	644	115	17.9%	1,689	1,800	111	6.2%
Advertising	1,063	1,161	98	8.4%	3,086	3,569	483	13.5%
Legal & Professional	211	270	59	21.9%	925	692	(233)	-33.7%
Office & Telephone	1,493	1,518	25	1.6%	4,189	4,264	75	1.8%
Property Ins.	1,495	1,300	(195)	-15.0%	4,952	3,833	(1,119)	-29.2%
Real Estate Taxes	9,847	9,685	(162)	-1.7%	28,747	28,771	24	0.1%
Snow	2	2	-	0.0%	456	947	491	51.8%
Trash	613	659	46	7.0%	1,833	1,855	22	1.2%
Property Management G & A	2,916	2,800	(116)	-4.1%	8,985	8,130	(855)	-10.5%
Total Core	41,355	39,716	(1,639)	-4.1%	127,884	123,901	(3,983)	-3.2%

Summary Of Recent Acquisitions

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2006 Acquisitions							
Highland House	Boston	MA	5/31/2006	172	6.3%	$17.9	$104,006
Liberty Place	Boston	MA	6/6/2006	107	6.6%	$14.9	$139,178
The Heights at Marlborough	Boston	MA	9/7/2006	348	6.0%	$48.9	$140,557
The Meadows at Marlborough	Boston	MA	9/7/2006	264	6.4%	$34.2	$129,402
			Subtotal	**891**	**6.2%**	**$115.9**	**$130,030**
Purchased after the third quarter close							
Heritage Woods	Baltimore	MD	10/4/2006	164	7.2%	$14.0	$85,622
Topfield	Baltimore	MD	10/4/2006	156	6.7%	$18.4	$117,891
			Subtotal	**320**	**6.9%**	**$32.4**	**$101,353**
			Total YTD	**1,211**	**6.4%**	**$148.3**	**$122,453**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 Acquisitions							
Ridgeview at Wakefield Valley	Baltimore	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
Sayville Commons	Long Island	NY	7/15/2005	342	5.4%	$63.6	$185,965
The Brooke at Peachtree Village	Philadelphia	PA	8/15/2005	146	5.7%	$16.0	$109,884
Peppertree Farm *	NoVA/DC	MD	12/28/2005	881	6.1%	$96.7	$109,805
Cinnamon Run	NoVA/DC	MD	12/28/2005	511	6.2%	$67.7	$132,534
			Subtotal	**2,430**	**6.0%**	**$284.1**	**$116,919**

* Purchase Price is $7.2 million less than reported in acquisition press release
due to GAAP fair market value adjustment for OP Units issued at a price
above current market value.

| | | | **Total YTD** | **2,430** | **6.0%** | **$284.1** | **$116,919** |

		Total 2006 and 2005 Acquisitions		**3,641**	**6.1%**	**$432.4**	**$118,759**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
     capital expenditures

Summary Of Recent Sales

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2006 Sales							
Fairmount & Kensington	New Jersey	NJ	4/5/2006	92	4.0%	$9.2	$99,478
Detroit Portfolio (19 properties)	Detroit	MI	6/29/2006	5,046	8.3%	$228.8	$45,334
No sales have taken place during the third quarter of 2006							
			Total YTD	**5,138**	**8.1%**	**$237.9**	**$46,304**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 Sales							
Cedar Glen	Philadelphia	PA	7/8/2005	110	7.0%	$5.9	$53,636
Pavilion	NoVA/DC	MD	11/10/2005	432	3.6%	$117.1	$271,162
Wellington Lakes & Woods	NoVA/DC	VA	11/29/2005	274	5.8%	$19.5	$71,281
			Total YTD	**816**	**4.0%**	**$142.6**	**$174,722**
		Combined 2006 and 2005		**5,954**	**6.6%**	**$380.5**	**$63,903**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2005	As of 12/31/2005	12/31/2005 % of Units	Net Acquired/ Developed in 2006	As of 9/30/2006	Current % of Units
Suburban New York City	NY/NJ	688	8,432	19.41%	-92	8,340	21.22%
Suburban Washington	DC	687	8,192	18.86%	0	8,192	20.84%
Philadelphia	PA	35	5,948	13.69%	51	5,999	15.26%
Baltimore	MD	204	5,842	13.45%	1	5,843	14.86%
Detroit	MI	0	5,046	11.62%	-5,046	0	0.00%
Upstate New York	NY	0	4,567	10.52%	0	4,567	11.62%
Chicago	IL	0	2,242	5.16%	0	2,242	5.70%
Boston	MA	0	1,252	2.88%	891	2,143	5.45%
Florida	FL	0	836	1.92%	0	836	2.13%
Portland	ME	48	643	1.48%	72	715	1.82%
Dover	DE	0	432	0.99%	0	432	1.10%
Total		**1,662**	**43,432**	**100.0%**	**-4,123**	**39,309**	**100.0%**

Debt Summary Schedule

FIXED

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Woodgate Place	(2)	ARCS - Fannie Mae	7.865	3,082,561	01/01/07	0.25
Brittany Place (*)	(1)	KeyBank RE Cap	4.780	17,548,932	06/11/07	0.70
Seminary Towers - 1st		Wachovia Bank	8.220	1,635,525	06/25/07	0.73
Seminary Towers - 2nd		Wachovia Bank	8.400	659,599	06/25/07	0.73
Seminary Towers - 3rd		Wachovia Bank	5.350	15,648,073	06/25/07	0.73
Seminary Towers - 4th		Wachovia Bank	5.390	10,000,000	06/25/07	0.73
Southern Meadows (*)	(1)	KeyBank RE Cap	7.250	18,796,550	07/11/07	0.78
Courtyards Village (*)	(1)	Berkshire Mtg-Freddie	6.670	4,747,151	08/01/07	0.84
Royal Gardens Apts. - 1st		M&T Realty - Freddie Mac	4.900	30,491,582	11/01/07	1.09
Royal Gardens Apts. - 2nd		M&T Realty - Freddie Mac	4.550	1,433,538	11/01/07	1.09
Fenland Field		Prudential-Fannie Mae	5.050	11,929,147	12/01/07	1.17
Home Properties at Newark		Prudential-Fannie Mae	4.840	16,338,973	12/01/07	1.17
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.050	20,794,833	12/01/07	1.17
Cypress Place		Reilly - Fannie Mae	7.130	6,021,288	01/01/08	1.25
The Landings - 2nd		CharterMac-Fannie Mae	6.740	3,573,655	01/01/08	1.25
The Landings -1st		CharterMac-Fannie Mae	6.930	8,974,192	01/01/08	1.25
Virginia Village		Wachovia - Svcr	6.910	8,816,302	01/01/08	1.25
Cambridge Village - 1st (*)	(1)	North Fork Bank	5.960	2,541,145	03/01/08	1.42
Cambridge Village - 2nd		North Fork Bank	5.250	542,509	03/01/08	1.42
Yorkshire Village (*)	(1)	North Fork Bank	5.810	1,455,112	03/01/08	1.42
Chatham Hill - 1st (*)	(1)	Bank of New York	3.900	18,872,662	07/01/08	1.75
Racquet Club South		NorthMarq - Freddie	6.980	2,798,576	07/01/08	1.75
Westwood Village - 1st (*)	(1)	M and T Bank	5.940	15,298,048	10/31/08	2.09
Stone Ends		Prudential-Fannie Mae	4.530	22,920,069	11/01/08	2.09
Westwood Village - 2nd (*)	(1)	M and T Bank	5.940	869,872	11/01/08	2.09
Westwood Village - 3rd		M and T Bank	5.550	17,568,855	11/01/08	2.09
Golf Club Apartments		ARCS - Fannie	6.585	15,439,952	12/01/08	2.17
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,659,930	01/01/09	2.26
Heritage Square		CharterMac-Fannie	5.150	6,310,898	07/01/09	2.75
Blackhawk		M&T Realty - Freddie Mac	5.060	13,328,149	12/01/09	3.17
William Henry		NorthMarq - Freddie	5.310	22,647,819	12/01/09	3.17
Braddock Lee		Prudential-Fannie Mae	4.575	21,324,541	01/01/10	3.26
Elmwood Terrace		CharterMac-Fannie Mae	5.300	21,143,121	01/01/10	3.26
Glen Manor		Prudential-Fannie Mae	5.065	5,822,308	01/01/10	3.26
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	11,234,843	01/01/10	3.26
Lakeview		Prudential-Fannie Mae	4.575	8,676,748	01/01/10	3.26
Pleasure Bay		Prudential-Fannie Mae	4.575	15,084,328	01/01/10	3.26
Ridley Brook		Prudential-Fannie Mae	4.865	9,707,119	01/01/10	3.26
Sherry Lake		GMAC - Freddie Mac	5.180	19,537,125	01/01/10	3.26
Windsor Realty		Prudential-Fannie Mae	4.575	4,670,673	01/01/10	3.26
Bayview/Colonial		M&T Realty - Freddie Mac	4.950	11,533,189	03/01/10	3.42
East Winds Apartments		M&T Realty - Freddie Mac	4.990	6,549,578	03/01/10	3.42
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	3.59
Cider Mill - 1st (*)	(1)	Deutsche Bank - Freddie	4.720	43,454,406	10/01/10	4.01
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	18,187,959	10/01/10	4.01
Home Properties at Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	4.01
The Heights at Marlborough	(1)	Deutsche Bank - Freddie	5.420	23,702,143	10/01/10	4.01
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	4.01
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	4.26
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	4.26
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	4.26
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	4.26
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	4.26
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	19,247,404	03/01/11	4.42
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	21,386,267	04/01/11	4.50
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,424,392	04/01/11	4.50
The Meadows Apartments	(2)	Prudential-Fannie Mae	6.875	3,296,835	05/01/11	4.59
Timbercroft Townhomes 1 - 1st		GMAC - HUD	8.500	500,518	05/01/11	4.59
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	21,683,297	08/01/11	4.84
Lake Grove - 1st		Prudential-Fannie Mae	6.540	26,020,801	12/01/11	5.17
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	11,177,655	12/01/11	5.17
Multi-Property Notes Pay		Seller Financing	4.000	498,997	02/01/12	5.34
Timbercroft III - 1st		GMAC - HUD	8.000	719,319	02/01/12	5.34
Emerson Square	(2)	M&T Realty - Freddie Mac	6.850	2,177,591	03/01/12	5.42
Fairview	(2)	M&T Realty - Freddie Mac	6.850	7,328,066	03/01/12	5.42
Paradise Lane	(2)	M&T Realty - Freddie Mac	6.830	8,547,742	03/01/12	5.42
Perinton Manor	(2)	M&T Realty - Freddie Mac	6.850	9,065,121	03/01/12	5.42
Castle Club Apartments		NorthMarq - Freddie	7.080	6,652,692	05/01/12	5.59
Gateway Village		Prudential-Fannie Mae	6.885	6,898,438	05/01/12	5.59
The Colonies		Prudential-Fannie Mae	7.110	20,472,796	06/01/12	5.67
Carriage Hill - NY		M&T Realty - Freddie Mac	6.850	5,707,837	07/01/12	5.76
Cornwall Park		M&T Realty - Freddie Mac	6.830	5,516,584	07/01/12	5.76
Harborside Manor - 1st	(2)	M&T Realty - Freddie Mac	6.850	7,182,361	07/01/12	5.76
Harborside Manor - 2nd	(2)	M&T Realty - Freddie Mac	5.680	1,175,517	07/01/12	5.76
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,932,522	07/01/12	5.76
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,231,244	07/01/12	5.76
Pearl Street	(2)	M&T Realty - Freddie Mac	6.830	1,079,538	07/01/12	5.76
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,801,925	07/01/12	5.76
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,791,248	07/01/12	5.76
Westminister Place	(2)	M&T Realty - Freddie Mac	6.850	6,468,881	07/01/12	5.76
Woodholme Manor		Prudential-Fannie Mae	7.165	3,710,992	07/01/12	5.76
Regency Club - 1st (*)	(1)	CharterMac-Fannie Mae	4.840	18,488,806	10/01/12	6.01
Regency Club - 2nd		CharterMac-Fannie Mae	4.950	7,777,061	10/01/12	6.01
Liberty Place	(1)	CW Capital- Fannie	5.710	6,499,130	11/01/12	6.09

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,752,376	03/01/13	6.42
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,570,021	03/01/13	6.42
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	29,198,218	05/01/13	6.59
Morningside		JPMorganChase	6.990	17,156,676	05/01/13	6.59
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	6.92
1600 Elmwood Ave	(2)	NorthMarq - Freddie	5.630	10,746,140	10/01/13	7.01
Brook Hill	(2)	M&T Realty - Freddie Mac	5.480	8,315,693	04/01/14	7.51
Falkland Chase		CharterMac-Fannie Mae	5.480	14,364,430	04/01/14	7.51
Wellington Trace		M&T Realty - Freddie Mac	5.520	25,696,025	04/01/14	7.51
Hawthorne Court		CharterMac-Fannie Mae	5.270	37,345,892	07/01/14	7.76
Curren Terrace		M&T Realty - Freddie Mac	5.360	14,597,576	10/01/14	8.01
Raintree	(2)	Capitalized Lease	4.920	5,499,201	12/01/14	8.18
Stratford Greens		North Fork Bank	5.750	33,191,772	07/01/15	8.76
Sayville Commons		M&T Realty - Freddie Mac	5.000	42,901,673	08/01/15	8.84
Cinnamon Run		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	9.26
Peppertree Farm		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	9.26
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	54,385,055	01/01/16	9.26
Devonshire - 1st		Wachovia - Fannie Mae	5.600	39,752,130	04/01/16	9.51
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	9.51
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	9.51
Country Village		CharterMac-Fannie Mae	5.520	19,951,216	06/01/16	9.68
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	10.93
Bonnie Ridge - 1st		Prudential	6.600	15,124,703	12/15/18	12.22
Bonnie Ridge - 2nd		Prudential	6.160	19,145,075	12/15/18	12.22
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,833,190	06/01/19	12.68
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,923,521	06/01/19	12.68
Village Green - Fairways	(2)	ARCS - Fannie Mae	8.230	3,564,563	10/01/19	13.01
Raintree	(2)	Leasehold Mortgage	8.500	968,118	04/30/20	13.59
Shakespeare Park		Reilly Mortgage - HUD	7.500	2,291,333	01/01/24	17.27
Holiday Square (*)	(1)	Red Capital - HUD	6.700	3,412,823	03/01/24	17.43
Bari Manor (*)	(1)	Wachovia (Servicer)	4.440	2,792,661	10/11/28	22.05
Hudson View Estates (*)	(1)	Wachovia (Servicer)	4.500	2,165,887	10/11/28	22.05
Sherwood Townhouses (*)	(1)	Wachovia (Servicer)	4.290	676,578	10/11/28	22.05
Sparta Green (*)	(1)	Wachovia (Servicer)	4.440	1,765,621	10/11/28	22.05
Highland House	(1)	Arbor Comml - Fannie	6.320	6,576,867	01/01/29	22.27
Briggs-Wedgewood	(3)	Berkshire Mtg - HUD	6.000	16,820,978	11/01/34	28.11
The Village At Marshfield (*)	(1)	Capstone Realty - HUD	5.950	24,126,678	01/01/42	35.28
WTD AVG - FIXED SECURED			**5.801**	1,841,905,842		**6.38**
% OF PORTFOLIO - FIXED				95.1%		
VARIABLE SECURED						
Barrington Gardens 30L+165		Wachovia Bank	6.980	4,215,000	03/15/08	1.46
Chatham Hill 2nd - 30L+150		Bank of New York	6.830	6,293,393	07/01/08	1.75
Falkland Chase BMA Index + 1.12		MontCtyHOC-Fannie Mae	4.558	24,695,000	10/01/30	24.02
WTD AVG - VARIABLE SECURED			**5.254**	35,203,393		**17.34**
WTD AVG - TOTAL SECURED DEBT			**5.790**	1,877,109,235		**6.59**
VARIABLE UNSECURED - LINE OF CREDIT						
LINE OF CREDIT		M and T Bank et. al.	6.072	59,500,000	09/01/08	1.92
Adjusts Daily LIBOR + 75						
WTD AVG - COMBINED DEBT			**5.799**	**1,936,609,235**		**6.45**

WTG AVG - TOTAL SECURED DEBT	**5.790**	**6.59**
WTD AVG - TOTAL PORTFOLIO	**5.799**	**6.45**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

(2) Upstate "Held For Sale" property.

(3) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES

1600 East Avenue	164	Northwood Apartments	134
Beechwood Gardens	160	Rider Terrace	24
Coventry Village	94	Ridgeview at Wakefield Valley	204
East Hill Gardens	33	Sherwood House	6
Gardencrest	696	Terry Apartments	65
Glen Brook	174	The Brooke at Peachtree	146
Holiday Square - Muncy	23	The Colony	783
Idylwood	720	The Sycamores	185
Liberty Commons	120	Trexler Park West	48
Maple Tree	84	West Springfield Terrace	244
Newcastle Apartments	197	Woodleaf Apartments	228
Total Free and Clear Properties:	**22**	**Units:**	**4,532**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2006			0.00%
2007	153,106,464	5.44	8.31%
2008	125,692,237	5.64	6.82%
2009	46,946,796	5.36	2.55%
2010	305,060,081	5.67	16.56%
2011	279,730,168	6.24	15.19%
2012	144,724,408	6.45	7.86%
2013	166,423,431	6.16	9.04%
2014	105,818,817	5.37	5.75%
2015	76,093,445	5.33	4.13%
2016 - 2042	438,309,995	5.66	23.79%
TOTAL	**1,841,905,842**	**5.80**	100.00%

NAV calculation as of September 30, 2006

Nominal Cap Rate (after 3% G & A, before capital expenditures) [1]		**6.05%**
3rd QTR 2006		
Rent		115,505
Property other income		8,583
Operating & maintenance expense		(51,518)
Property NOI		72,570
Adjustment for 3rd QTR acquisitions		946
Effective 3rd QTR "run rate"		73,516
Annualized (for 3rd qtr seasonality)	**26.0%**	282,755
NOI growth for next 12 months @	**3.0%**	8,483
Adjusted NOI		291,238
Real estate value using above cap rate		4,813,846
Balance sheet, including FIN 46R and Held for Sale		
Cash		7,700
Construction in progress at book value		2,455
Other assets		85,199
Less:		
Deferred charges		(10,767)
Intangible		(471)
Gross value		4,897,962
Less liabilities & perpetual preferred stock		(2,068,196)
Net Asset Value		$ 2,829,766
Per share/unit - fully diluted, outstanding at end of qtr		$ 60.36
46,885.3 shares (000's)		

Adjustment for Acquisitions

Property	Units	Region		Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter		Adj
The Heights at Marlborough	348	Boston	$	48,914	9/7/2006	6.00%	734	68		542
The Meadows at Marlborough	264	Boston	$	34,162	9/7/2006	6.40%	547	68		404
							-			-
									$	946

Reconcilation to financial statements:		Other	O & M
	Rent	Income	Expense
Per financial statement	105,740	7,270	(45,650)
Add back properties classified as discontinued operations			
still wholly owned at September 30, 2006	9,765	1,313	(5,868)
Proper run rate before acquisitions	115,505	8,583	(51,518)

Operating expenses include a charge for G & A, so NAV calculation does not need additional allocation.

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 5.75%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 30 basis points are added to arrive at above cap rate.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life(1)	Capitalized Expenditure Per Unit Per Year(2)	Maintenance Expense Cost per Unit Per Year(3)	Total Cost per Unit Per Year
Appliances	$ 1,000	18	$ 56	$ 5	$ 61
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	6	140	97	237
Computers, equipment, misc.(4)	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting (5)	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	16	6	23	29
Windows	980	36	27	-	27
Miscellaneous (6)	705	15	47	40	87
Total	$ 7,404		$ 525	$ 590	$ 1,115

(1) - Estimated weighted average actual physical useful life of the expenditure capitalized.
(2) - This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
(3) - These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.
(4) - Includes computers, office equipment/ furniture, and maintenance vehicles.
(5) - The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.
(6) - Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure and Adjusted NOI Summary

The Company estimates that during the three and nine-month periods ended September 30, 2006 approximately $131 and $393 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended Septemer 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 322	$ 8	$ 322	$ 8
Major building improvements	881	23	2,585	67	3,466	90
Roof replacements	320	8	973	25	1,293	33
Site improvements	320	8	1,941	50	2,261	58
Apartment upgrades	639	16	4,062	105	4,701	121
Appliances	542	14	540	14	1,082	28
Carpeting/Flooring	1,656	43	1,454	38	3,110	81
HVAC/Mechanicals	494	13	3,350	86	3,844	99
Miscellaneous	232	6	551	14	783	20
Totals	$ 5,084	$ 131	$ 15,778	$ 407	$ 20,862	$ 538

(a) Calculated using the weighted average number of units outstanding, including 31,253 core units, 4,567 held for sale units, 2005 acquisition units of 2,430 and 2006 acquisition units of 479 for the three-month period ended September 30, 2006 and 31,253 core units, 4,567 held for sale units, and 2005 acquisition units of 948 for the three month period ended September 30, 2005.

For the nine-month period ended September 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 1,858	$ 48	$ 1,858	$ 48
Major building improvements	2,624	68	10,145	264	12,769	332
Roof replacements	951	25	1,869	49	2,820	74
Site improvements	951	25	4,980	130	5,931	155
Apartment upgrades	1,903	49	10,453	272	12,356	321
Appliances	1,614	42	1,437	37	3,051	79
Carpeting/Flooring	4,930	128	2,770	72	7,700	200
HVAC/Mechanicals	1,470	38	7,730	201	9,200	239
Miscellaneous	692	18	1,858	48	2,550	66
Totals	$ 15,135	$ 393	$ 43,100	$ 1,121	$ 58,235	$ 1,514

(a) Calculated using the weighted average number of units outstanding, including 31,253 core units, 4,567 held for sale units, 2005 acquisition units of 2,430 and 2006 acquisition units of 190 for the nine-months ended September 30, 2006 and 31,253 core units, 4,567 held for sale units, 2005 acquisition units of 597 for the nine-months ended September 30, 2005.

The schedule below summarizes the breakdown of total capital improvements between core, held for sale, and non-core as follows:

For the three-month period ended Septemer 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 4,105	$ 131	$ 13,578	$ 434	$ 17,683	$ 565
Held For Sale	598	131	538	118	1,136	249
Total Same Store	4,703	131	14,116	394	18,819	525
2006 Acquisition Communities	60	131	-	-	60	121
2005 Acquisition Communities	321	131	1,662	684	1,983	815
Sub-total	5,084	131	15,778	407	20,862	538
2006 Disposed Communities	-	-	-	-	-	-
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	970	-
	$ 5,084	$ 131	$ 15,778	$ 407	$ 21,832	$ 538

For the nine-month period ended September 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 12,310	$ 393	$ 36,536	$ 1,169	$ 48,846	$ 1,562
Held For Sale	1,795	393	1,584	347	3,379	740
Total Same Store	14,105	393	38,120	1,064	52,225	1,457
2006 Acquisition Communities	75	393	70	368	145	761
2005 Acquisition Communities	955	393	4,910	2,021	5,865	2,414
Sub-total	15,135	393	43,100	1,121	58,235	1,514
2006 Disposed Communities	1,320	393	1,881	560	3,201	953
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	2,934	-
	$ 16,455	$ 393	$ 44,981	$ 1,076	$ 64,370	$ 1,469

(1) - No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income

	Same Store Properties (Including Upstate)			Core Properties		
	Quarter 9/30/2006	Quarter 9/30/2005	Change	Quarter 9/30/2006	Quarter 9/30/2005	Change
Net Operating Income	$ 65,481	$ 62,779	4.3%	$ 60,518	$ 58,203	4.0%
Less: Non-recurring Cap-ex @ 6%	(847)	-	-	(815)	-	-
Adjusted Net Operating Income	$ 64,634	$ 62,779	3.0%	$ 59,703	$ 58,203	2.6%

Some of our Same Store Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

2006 Earnings Guidance	**Actual First Quarter**	**Actual Second Quarter**	**Actual Third Quarter**	**Fourth Quarter**	**Year**
2006 compared to 2005 based on NAREIT definition					
FFO per share - **2006** guidance per NAREIT definition	$0.636	$0.837	$0.827	$.75 - $.77	$3.05 - $3.07
Midpoint of guidance	$0.636	$0.837	$0.827	$0.76	$3.06
FFO per share - **2005** actual per NAREIT definition	$0.434	$0.749	$0.938	$0.716	$2.842
Improvement projected	46.5%	11.7%	-11.8%	6.1%	7.7%

2006 compared to 2005 based on "Operating FFO"					
FFO per share - **2006** guidance per NAREIT definition	$0.636	$0.837	$0.827	$.75 - $.77	$3.05 - $3.07
Midpoint of guidance	$0.636	$0.837	$0.827	$0.76	$3.06
FFO per share - **2005** Operating FFO, before impairment charges	$0.595	$0.749	$0.787	$0.716	$2.851
Improvement projected	6.9%	11.7%	5.1%	6.1%	7.3%

There are no impairment charges projected for 2006, so the guidance is the same for both FFO under the strict interpretation of the NAREIT definition and "Operating FFO" calculated after adding back impairment charges. Following the NAREIT definition created certain noise in 2005 due to an impairment charge of $7.3 million recorded in the first quarter that was essentially reversed in the third quarter. Operating FFO for the year exceeded the NAREIT definition by approximately one cent per share in 2005 due to a $400 thousand impairment charge added back for Operating FFO purposes.

	Actual First Quarter	**Actual Second Quarter**	**Actual Third Quarter**	**Fourth Quarter**	**Year**
Assumptions for mid-point of guidance:					
Same store revenue growth	6.0%	5.4%	4.0%	5.3%	5.4%
Same store expense growth	7.1%	-1.4%	4.1%	4.3%	3.5%
Same store NOI growth	5.0%	10.7%	4.0%	6.2%	6.9%
Same store 2006 economic occupancy	94.1%	94.2%	93.8%	93.5%	94.0%
Same store 2005 economic occupancy	92.8%	93.7%	94.3%	94.0%	93.8%
Difference in occupancy	1.3%	0.5%	-0.5%	-0.5%	0.2%

Annual growth by region (as originally published in Feb. 2006):

	2005 % of NOI	**2006** Same Store Growth Projection		
		Revenue	Expenses	NOI
Florida	1.7%	7.0%	4.8%	9.0%
Washington, DC	20.0%	6.2%	4.2%	7.5%
Baltimore	14.6%	5.5%	4.8%	5.9%
Philadelphia	13.8%	5.5%	5.5%	5.5%
New Jersey/Long Island/Hudson Valley	25.5%	4.5%	5.2%	4.0%
Upstate NY	6.9%	4.1%	5.0%	3.0%
Boston	4.0%	3.0%	3.4%	2.7%
Chicago	3.7%	3.8%	7.4%	0.0%
Detroit	7.5%	2.4%	6.1%	-1.5%
Total	97.7%	4.8%	5.3%	4.3%

(Note: total excludes Delaware and Maine)

2006 Earnings Guidance

(1) **G & A** costs are expected to increase 11.1%. The second quarter included $680K of FAS 123R equity compensation costs for grants of options/restricted stock that was immediately expensed versus allocated over the vesting period due to the new requirement to take into account the age of the recipient relative to retirement age.

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
	$5.0 million	$6.1 million	$5.6 million	$5.1 million	$21.8 million

(2) **Interest and dividend income** is expected to have the following run rate:

	$91K	$119K	$553K	$821K	$1,584K

The third quarter includes significant earnings from funds on deposit with a qualified intermediary until proceeds are released and used for 1031 replacement property. The fourth quarter includes positive cash invested from proceeds of both the convertible debt offering and sale of Upstate New York portfolio.

(3) **Other income** is expected to have the following run rate:

	$0.5 million	$0.5 million	$1.7 million	$0.7 million	$3.4 million

The third quarter includes management fee income for a short, three month contract.

(4) **Acquisition pace** (cap rate of 6.00% assumed)	$0 million	$33 million	$83 million	$100 million	$216 million
(5) **Disposition pace**	$0 million	$238 million	$0 million	$0 million	$238 million

The disposition of the Upstate region portfolio is not assumed to occur until the end of 2006. If any closings occur earlier, the disposition pace will be higher than reflected above, and expected dilution from sale not projected would be incurred.